SingTel

06014665

13 June 2006

RECEIVED
JUN 2 6 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 190

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 22 May 2006, 1 June 2006 to 9 June 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

PROCESSED
JUN 2 7 2006
THOMSON
FINANCIAL

Encs

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Jun-2006 21:33:08
Announcement No.	00112

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	05-06-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	01-06-2006
2.	Name of Registered Holder	Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest # Please specify details	# Others THIS ANNOUNCEMENT SUPERSEDES THE ANNOUNCEMENT (NO. 00064) FILED EARLIER THIS EVENING. (1) In respect of the 702,712 shares comprised in the General Award granted to Lee Hsien Yang in 2003 under the SingTel Executives' Performance Share Plan (EPSP), 70% or 491,899 of such shares have vested and have been transferred to him. In respect of the 702,712 shares comprised in the Senior Management Award granted to Lee Hsien Yang in 2003 under the EPSP, 100% or 702,712 of such shares have vested and cash was paid to Lee Hsien Yang in lieu of the transfer of shares, in accordance with the Rules of the EPSP.

(2) Transfer of ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited to eligible employees of the SingTel group pursuant to the vesting of performance share awards granted to such employees in 2003 under the SingTel Executives' Performance Share Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	4,050,000
As a percentage of issued share capital	0.0242 %
No. of Shares which are subject of this notice	491,899
As a percentage of issued share capital	0.0029 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	4,541,899
As a percentage of issued share capital	0.0272 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	4,050,000	21,774,857
As a percentage of issued share capital	0.0242 %	0.1303 %
No. of shares held after the change	4,541,899	9,862,875
As a percentage of issued share capital	0.0272 %	0.0590 %

Footnotes	Notes: (1) THIS ANNOUNCEMENT SUPERSEDES THE ANNOUNCEMENT (NO. 00064) FILED EARLIER THIS EVENING. (2) The deemed interest of 9,862,875 shares after the change includes: (i) 6,717,744* ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust; (ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and (iii) an aggregate of up to 3,143,701 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions. * After the transfer of 10,506,558 ordinary shares in SingTel by Dexia to eligible employees pursuant to the vesting of shares under the SingTel Executives' Performance Share Plan.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Monday, June 05, 2006 9:33 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, June 05, 2006 9:33:08 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00112
Submission Date & Time :: 05-Jun-2006 21:32:34
Broadcast Date & Time :: 05-Jun-2006 21:33:08
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/06/2006

TIME: 08:29:33

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Tuesday, June 06, 2006 6:29 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	341324.pdf

341324.pdf (133 KB)

ASX confirms the release to the market of Doc ID: 341324 as follows:
Release Time: 06-Jun-2006 08:29:25
ASX Code: SGT
File Name: 341324.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	5 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible employees of the SingTel group under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 6,717,744 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.
Date of change	1 June 2006

+ See chapter 19 for defined terms.

No. of securities held prior to change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 17,224,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	Direct – 491,899 ordinary shares
Number disposed	Indirect – 10,506,558 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	4,541,899 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 6,717,744 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Direct – In respect of the 702,712 shares comprised in the General Award granted to Lee Hsien Yang in 2003 under the SingTel Executives' Performance Share Plan (EPSP), 70% or 491,899 of such shares have vested and have been transferred to him. In respect of the 702,712 shares comprised in the Senior Management Award granted to Lee Hsien Yang in 2003 under the EPSP, 100% or 702,712 of such shares have vested and cash was paid to Lee Hsien Yang in lieu of the transfer of shares, in accordance with the Rules of the EPSP. Indirect - Transfer of ordinary shares in SingTel held by Dexia to eligible employees of the SingTel group pursuant to the vesting of performance share awards granted to such employees in 2003 under the SingTel Executives' Performance Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 3,143,701 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/06/2006

TIME: 08:29:33

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Tuesday, June 06, 2006 6:30 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	341325.pdf

341325.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 341325 as follows:
Release Time: 06-Jun-2006 08:29:25
ASX Code: SGT
File Name: 341325.pdf
Your Announcement Title: Appendix 3Y

DECLARATION FORM

Attention:	The Company Secretary *Singapore Telecommunications Limited/ [name of subsidiary(ies) of Singapore Telecommunications Limited] *[*delete/complete accordingly]*

Name of Director	: Lee Hsien Yang
Address	: 14A Caldecott Close S 299123
Date	: 5 June 2006

NOTICE OF A DIRECTOR'S INTERESTS IN SINGAPORE TELECOMMUNICATIONS LIMITED ("SingTel") AND ITS RELATED CORPORATIONS

1. I am a Director of *SingTel/a subsidiary(ies) of SingTel. *[*Delete whichever is inapplicable]*

2. In compliance with Sections 165 and 166 of the Companies Act, Cap. 50, I hereby give notice of the particulars set out in *Part I/Part II/Part III/Part IV attached. *[*Delete whichever is inapplicable]*

Signature of Director : ____________________

* Pursuant to the SingTel Corporate Governance Code, top management members who are not directors of a subsidiary of SingTel are also required to make this declaration, which will be reported to President but not the Singapore Exchange Securities Trading Limited.

E:DIR/DISC OF INT IN SHARES/PSOP/DECFORM-ALL(DEXIA SHARES) (010606)/LLC/ll

PART I [To be completed in relation to interests in shares in SingTel]

Name of Registered Holder	Nature & Extent of Interests/Rights	Date of Transaction	Last Balance Reported	Acquired	Disposed	Price/other consideration	Present Balance	Remarks
Lee Hsien Yang	I am the beneficial owner of 4,541,899 ordinary shares in SingTel.	1 June 2006	4,050,000 ordinary shares	491,899 ordinary shares	-	-	4,541,899 ordinary shares	In respect of the 702,712 shares comprised in the General Award granted to me in 2003 under the SingTel Executives' Performance Share Plan (EPSP), 70% or 491,899 of such shares have vested and have been transferred to me. In respect of the 702,712 shares comprised in the Senior Management Award granted to me in 2003 under the EPSP, 100% or 702,712 of such shares have vested. I was paid cash in lieu of such shares in accordance with the Rules of the EPSP.
				-				
			Options to subscribe for 2,000,000 unissued ordinary shares in SingTel granted under the Singapore Telecom Share Option Scheme 1999	-	-	-	Options to subscribe for 2,000,000 unissued ordinary shares in SingTel granted under the Singapore Telecom Share Option Scheme 1999	
			1,405,424 ordinary shares pursuant to the SingTel Executives' Performance Share Plan	-	-	-	Nil	See remarks above.
			3,143,701 ordinary shares pursuant to the SingTel Performance Share Plan	-	-	-	3,143,701 ordinary shares pursuant the SingTel Performance Share Plan	

RBC Dexia Trust Services Singapore Limited	RBC Dexia Trust Services Singapore Limited ("Dexia") is the owner of 6,717,744 ordinary shares in SingTel. Dexia is the trustee of a trust established to purchase shares for the benefit of selected SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such selected employees and vest subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, I am deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.	1 June 2006	17,224,302 ordinary shares	-	10,506,558 ordinary shares	-	6,717,744 ordinary shares	
	Lim Suet Fern is the beneficial owner of 1,430 ordinary shares in SingTel. Lim Suet Fern is my spouse and I am deemed to be interested in those shares.		1,430 ordinary shares	-	-	-	1,430 ordinary shares	

SEC File No: 82-3622

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	05-Jun-2006 17:51:46
Announcement No.	00064

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	02-06-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	02-06-2006
2.	Name of Registered Holder	Lee Hsien Yang
3.	Circumstance(s) giving rise to the interest or change in interest # Please specify details	# Others (1) Vesting of performance share award granted to Lee Hsien Yang in 2003 under the SingTel Executives' Performance Share Plan. (2) Transfer of ordinary shares in SingTel held by RBC Dexia Trust Services Singapore Limited to eligible employees of the SingTel group pursuant to the vesting of performance share awards granted to such employees in 2003 under the SingTel Executives' Performance Share Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	4,050,000
As a percentage of issued share capital	0.0242 %
No. of Shares which are subject of this notice	1,194,611
As a percentage of issued share capital	0.0072 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	5,244,611
As a percentage of issued share capital	0.0314 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	4,050,000	21,774,857
As a percentage of issued share capital	0.0242 %	0.1303 %
No. of shares held after the change	5,244,611	9,862,875
As a percentage of issued share capital	0.0314 %	0.0590 %

Footnotes

Note: The deemed interest of 9,862,875 shares after the change includes:
(i) 6,717,744* ordinary shares held by RBC Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares

held by Dexia pursuant to the trust;
(ii) 1,430 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang; and
(iii) an aggregate of up to 3,143,701 ordinary shares in SingTel awarded to Lee Hsien Yang pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

* After the transfer of 10,506,558 ordinary shares in SingTel by Dexia to eligible employees pursuant to the vesting of shares under the SingTel Executives' Performance Share Plan.

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

Lorinda Leung

From: Lim Li Ching
Sent: Monday, June 05, 2006 5:52 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, June 05, 2006 5:51:46 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00064
Submission Date & Time :: 05-Jun-2006 17:51:09
Broadcast Date & Time :: 05-Jun-2006 17:51:46
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for t! he full announcement details.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	20 April 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	RBC Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible employees of the SingTel group under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 6,717,744 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.
Date of change	1 June 2006

+ See chapter 19 for defined terms.

No. of securities held prior to change	4,050,000 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 17,224,302 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	Direct - 1,194,611 ordinary shares
Number disposed	Indirect – 10,506,558 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	5,244,611 ordinary shares 2,000,000 options 1,430 ordinary shares – held by Lim Suet Fern, spouse of Lee Hsien Yang 6,717,744 ordinary shares – held by RBC Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Direct – Vesting of performance share award granted to Lee Hsien Yang in 2003 under the SingTel Executives' Performance Share Plan. Indirect - Transfer of ordinary shares in SingTel held by Dexia to eligible employees of the SingTel group pursuant to the vesting of performance share awards granted to such employees in 2003 under the SingTel Executives' Performance Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 3,143,701 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

DECLARATION FORM

Attention: The Company Secretary
*Singapore Telecommunications Limited/
[name of subsidiary(ies) of Singapore Telecommunications Limited]
*[*delete/complete accordingly]*

Name of Director : Lee Hsien Yang

Address : 14A Caldecott Close
S 299123

Date : 5 June 2006

NOTICE OF A DIRECTOR'S INTERESTS IN SINGAPORE TELECOMMUNICATIONS LIMITED ("SingTel") AND ITS RELATED CORPORATIONS

1. I am a Director of *SingTel/a subsidiary(ies) of SingTel. *[*Delete whichever is inapplicable]*

2. In compliance with Sections 165 and 166 of the Companies Act, Cap. 50, I hereby give notice of the particulars set out in *Part I/Part II/Part III/Part IV attached. *[*Delete whichever is inapplicable]*

Signature of Director : ______________________

* Pursuant to the SingTel Corporate Governance Code, top management members who are not directors of a subsidiary of SingTel are also required to make this declaration, which will be reported to President but not the Singapore Exchange Securities Trading Limited.

Wrong declaration

PART I [To be completed in relation to interests in shares in SingTel]

Name of Registered Holder	Nature & Extent of Interests/Rights	Date of Transaction	Last Balance Reported	Acquired	Disposed	Price/other consideration	Present Balance	Remarks
Lee Hsien Yang	I am the beneficial owner of 5,244,611 ordinary shares in SingTel.	1 June 2006	4,050,000 ordinary shares	1,194,611 ordinary shares*	-	-	5,244,611 ordinary shares	
			Options to subscribe for 2,000,000 unissued ordinary shares in SingTel granted under the Singapore Telecom Share Option Scheme 1999	-	-	-	Options to subscribe for 2,000,000 unissued ordinary shares in SingTel granted under the Singapore Telecom Share Option Scheme 1999	
			1,405,424 ordinary shares pursuant to the SingTel Executives' Performance Share Plan	-	-	-	Nil	Vesting of 1,194,611 ordinary shares
			3,143,701 ordinary shares pursuant to the SingTel Performance Share Plan	-	-	-	3,143,701ordinary shares pursuant the SingTel Performance Share Plan	

/E:DIRECTOR/DISC OF INT IN SHARES/PSOP/VESTING (2003 PSP)-BG/LLC/ll

RBC Dexia Trust Services Singapore Limited	RBC Dexia Trust Services Singapore Limited ("Dexia") is the owner of 6,717,744 ordinary shares in SingTel. Dexia is the trustee of a trust established to purchase shares for the benefit of selected SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such selected employees and vest subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, I am deemed to be interested in the SingTel shares held by Dexia pursuant to the trust.	1 June 2006	17,224,302 ordinary shares	-	10,506,558 ordinary shares*	-	6,717,744 ordinary shares	
	Lim Suet Fern is the beneficial owner of 1,430 ordinary shares in SingTel. Lim Suet Fern is my spouse and I am deemed to be interested in those shares.		1,430 ordinary shares				1,430 ordinary shares	

* Transfer by Dexia of SingTel shares held by it to eligible employees of the SingTel group pursuant to the vesting of performance share awards granted to such employees under the SingTel Executives' Performance Share Plan

/E:DIRECTOR/DISC OF INT IN SHARES/PSOP/VESTING (2003 PSP)-BG/LLC/ll

SEC File No: 82-3622

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Miscellaneous

* Asterisks denote mandatory information	
Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Jun-2006 17:11:38
Announcement No.	00043

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Deregistration of Subsidiary - Zapsurf Private Limited
Description	
Attachments:	338-ann.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

DEREGISTRATION OF SUBSIDIARY - ZAPSURF PRIVATE LIMITED

Singapore Telecommunications Limited ("SingTel") wishes to announce that Zapsurf Private Limited (the "Company"), a wholly-owned subsidiary of SingTel, has been deregistered and removed from the Register of Companies.

The Company had ceased providing internet-related and value-added services of all types since 31 March 2003.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 1 June 2006

Foo Yen Yen

From: Lim Li Ching
Sent: Thursday, June 01, 2006 5:12 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 01, 2006 5:11:38 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00043
Submission Date & Time :: 01-Jun-2006 17:10:48
Broadcast Date & Time :: 01-Jun-2006 17:11:38
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2006

TIME: 19:17:33

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Deregistration of Subsidiary - Zapsurf Private Limited

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Thursday, June 01, 2006 5:18 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 340546.pdf

340546.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 340546 as follows:
Release Time: 01-Jun-2006 19:17:25
ASX Code: SGT
File Name: 340546.pdf
Your Announcement Title: Deregistration of Subsidiary - Zapsurf Private Limited

SEC File No: 82-3622

Print this page

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	01-Jun-2006 15:57:03
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Monthly Report on quotation of CHESS Units of Foreign Financial Products relating to shares of Singapore Telecommunications Limited on the Australian Stock Exchange Limited
Description	Attached is an announcement made by Singapore Telecommunications Limited to the Australian Stock Exchange Limited ("ASX") today, as required by ASX in accordance with its quotation arrangements.
Attachments:	App3B-310506-sgx.pdf Total size = **331K** (2048K size limit recommended)

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Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests ("CDIs") issued over ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	At 28 April 2006 465,092,846 Net transfers* 524,080 At 31 May 2006 465,616,926 * Transfers between CDIs and ordinary shares listed on the Stock Exchange of Singapore Exchange Securities Trading Limited ("SGX-ST")
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See item 1 above

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Transfers between CDIs and ordinary shares listed on SGX-ST
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	See item 2 above

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	465,616,926 (as at 31 May 2006)	CDIs issued over ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,240,485,290 (as at 31 May 2006)	Unquoted ordinary shares (including 9,066,895,692 ordinary shares held by Temasek Holdings (Private) Limited) which are listed on the SGX-ST
		66,036,187 (as at 31 May 2006)	Singapore Telecom Share Option Scheme 1999 Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 June 2006

Chan Su Shan
Company Secretary

Print name: ....

SINGAPORE TELECOMMUNICATIONS LIMIT
ARBN 096701567

Top 20 Holders of ORD & DEF GROUPED

GT/ORD & DEF GROUPED

Rank	Name	Units	% of Issued Capital
1	WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	133,991,464	28.78
2	NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	65,283,385	14.02
3	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	42,892,143	9.21
4	RBC DEXIA INVESTOR SERVICES AUSTRALIANOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW	27,878,539	5.99
5	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC	14,404,619	3.09
6	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW	14,172,065	3.04
7	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW	10,147,051	2.18
8	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	8,224,244	1.77
9	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 1 A/C> GPO BOX 764G MELBOURNE VIC	6,400,000	1.37
10	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD	6,001,000	1.29
11	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC	5,769,246	1.24
12	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW	5,504,940	1.18
13	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC	5,265,138	1.13
14	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LIMITED GPO BOX 1406 MELBOURNE VIC	4,734,685	1.02
15	OPTUS SHARE PLAN PTY LIMITED LEVEL 18 101 MILLER STREET NORTH SYDNEY NSW	4,652,631	1.00
16	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED GPO BOX 5302 SYDNEY NSW	3,685,371	0.79
17	THE AUSTRALIAN NATIONAL UNIVERSITY INVESTMENT SECTION CANBERRA ACT	3,600,000	0.77
18	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMS LTD 275 KENT STREET SYDNEY NSW	2,938,015	0.63
19	UBS NOMINEES PTY LTD LEVEL 25 1 FARRER PLACE GOVERNOR PHILLIP TOWER SYDNEY NSW	2,865,669	0.62
20	M F CUSTODIANS LTD LEVEL 18 8 EXHIBITION STREET MELBOURNE VIC	2,817,091	0.61
Total		371,227,296	79.73

Zairani Bte Ahmed

From: Lim Li Ching
Sent: Thursday, June 01, 2006 3:57 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, June 01, 2006 3:57:03 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00027
Submission Date & Time :: 01-Jun-2006 15:56:13
Broadcast Date & Time :: 01-Jun-2006 15:57:03
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement deta! ils.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2006

TIME: 17:55:47

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 01, 2006 3:56 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	340520.pdf

340520.pdf (248 KB)

ASX confirms the release to the market of Doc ID: 340520 as follows:
Release Time: 01-Jun-2006 17:55:46
ASX Code: SGT
File Name: 340520.pdf
Your Announcement Title: Appendix 3B

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2006

TIME: 17:50:33

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Top 20 holders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Zairani Bte Ahmed

From:	ASX.Online@asx.com.au
Sent:	Thursday, June 01, 2006 3:51 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	340517.pdf

340517.pdf (88 KB)

ASX confirms the release to the market of Doc ID: 340517 as follows:
Release Time: 01-Jun-2006 17:50:24
ASX Code: SGT
File Name: 340517.pdf
Your Announcement Title: Top 20 holders

SEC File No: 82-3622

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2006

TIME: 09:18:08

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3F - Final Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, May 22, 2006 7:18 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 336912.pdf

336912.pdf (48 KB)

ASX confirms the release to the market of Doc ID: 336912 as follows:
Release Time: 22-May-2006 09:18:01
ASX Code: SGT
File Name: 336912.pdf
Your Announcement Title: Appendix 3F - Final share buy-back notice (except minimum

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Singapore Telecommunications Limited	ARBN 096 701 567

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	3,644,121
3	Total consideration paid or payable for the shares	S$9,576,479.39
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: S$2.64 date: 19 May 2006 lowest price: S$2.62 date: 18 May 2006

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .....22 May 2006..................
(~~Director~~/Company Secretary)

Print name: ....Chan Su Shan (Ms).....................

== == == == ==

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/05/2006

TIME: 09:16:47

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Foo Yen Yen

From: ASX.Online@asx.com.au
Sent: Monday, May 22, 2006 7:17 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 336911.pdf

336911.pdf (74 KB)

ASX confirms the release to the market of Doc ID: 336911 as follows:
Release Time: 22-May-2006 09:16:40
ASX Code: SGT
File Name: 336911.pdf
Your Announcement Title: Appendix 3E - Daily share buy-back notice (except minimum
)

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Singapore Telecommunications Limited	ARBN 096 701 567

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	28 April 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,437,934 shares	206,187 shares
4	Total consideration paid or payable for the shares	S$9,033,502.86	S$542,976.53

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: S$2.63 lowest price paid: S$2.62 highest price allowed under rule 7.33: S$2.7846 (buy-back took place on the Singapore Exchange Securities Trading Limited)	highest price paid: S$2.64 lowest price paid: S$2.63 highest price allowed under rule 7.33: S$2.772 (buy-back took place on the Singapore Exchange Securities Trading Limited)

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil. Buy-back has been completed.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ....22 May 2006..................
(~~Director/Assistant~~ Company Secretary)

Print name: ....Chan Su Shan (Ms)....................

== == == == ==

+ See chapter 19 for defined terms.

Foo Yen Yen

From: Lim Li Ching
Sent: Monday, May 22, 2006 7:09 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: DAILY SHARE BUY-BACK NOTICE

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Monday, May 22, 2006 7:08:30 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: DAILY SHARE BUY-BACK NOTICE
Auto forwarded by a Rule

Y-ur Corporate Announcement submission has been received successfully.

Announcement details :-

```
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: DAILY SHARE BUY-BACK NOTICE
Announcement No. :: 00003
Submission Date & Time :: 22-May-2006 07:07:06
Broadcast Date & Time :: 22-May-2006 07:08:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full ann! ouncement details.

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Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	22-May-2006 07:08:30
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	Australian Stock Exchange

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	1,668,386,241

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	19-05-2006	
2	Total number of shares purchased	206,187	
3a	Price paid per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 2.64	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 2.63	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 542,976.53	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#;	Currency : [Select Currency]	Currency : [Select Currency]

	or	Amount :	Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		By way of off-market acquisition on equal access scheme		Total	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	3,644,121	0.0218			3,644,121	0.0218

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	16,705,557,016

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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